Exhibit 99.2

VOTE BY INTERNET Go to https : //ts . vstocktransfer . com/pxlogin and log in using the below control number . Voting will be open until 11 : 59 p . m . , Eastern Time, September 10 , 2025 . CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided . VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting to be held at 11 : 00 a . m . , Hong Kong Time, on September 12 , 2025 , at the Company’s office at 7 /F, China United Plaza, 1002 - 1008 , Tai Nan West Street, Cheung Sha Wan, Kowloon, Hong Kong . * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting of Shareholders Proxy Card - Majestic Ideal Holdings Ltd DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE LISTED PROPOSALS. Proposal 1. That: Special Resolution set out in the notice of the extraordinary general meeting dated September 3, 2025 (“Notice of EGM”) for the Proposed Change of Company Name (as defined in the Notice of EGM) be and is hereby approved; and FOR AGAINST ABSTAIN Proposal 2. That: any one Director or the secretary of the Company be instructed to notify the Registrar of Companies in the Cayman Islands of any special resolution so passed and to make any necessary filings in relation thereto. FOR AGAINST ABSTAIN Signature, if held jointly Signature Date Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT999 90.00

MAJESTIC IDEAL HOLDINGS LTD EXTRAORDINARY GENERAL MEETING SEPTEMBER 12, 2025 AT 11:00 A.M. (HONG KONG TIME) IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 12, 2025 The material for this meeting is available online at: https://ts.vstocktransfer.com/irhlogin/MAJESTICIDEAL DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We, * (Name) of (Address) being the registered holder(s) of Majestic Ideal Holdings Ltd (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting or of as my/our proxy to attend and act for me/us at the Extraordinary General Meeting and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit . If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided . A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead . ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT . IMPORTANT : IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “FOR . ” IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “AGAINST . ” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN . ” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion . Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting . YOUR VOTE IS VERY IMPORTANT . WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL . IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE EXTRAORDINARY GENERAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON . IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE EXTRAORDINARY GENERAL MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY . THANK YOU FOR YOUR SUPPORT . Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Majestic Ideal Holdings Ltd in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. Email Address: PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.